

Mailstop 3233

June 13, 2017

Via E-mail
Mr. Edward J. Fitzpatrick
Chief Financial Officer
Genpact Limited
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

> **Re: Genpact Limited**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 001-33626**

Dear Mr. Fitzpatrick:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and
Commodities